08003906

AM:SJV:STEX:07 ADITYA BIRLA GROUP July 15, 2008

RECEIVED
2008 JUL 21 A 10:24

Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D C 20549
United States of America
Fax No. 001 202 5513 450
TeL No. 001 202 551 6554

SUPPL

Reg : Hindalco Industries Limited
Rule 12g3-2(b) Exemption file No. 82-3428

Dear Sir,

Sub : Clause 35 of the Listing Agreement

Please find enclosed herewith shareholding pattern of the Company under Clause 35 of the Listing Agreement for the quarter ended **30th JUNE, 2008.**

Please find the above in order and acknowledge.

Thanking you,

PROCESSED
JUL 23 2008
THOMSON REUTERS

Yours faithfully,
For HINDALCO INDUSTRIES LTD

ANIL MALIK
ASST.VICE PRESIDENT & COMPANY SECRETARY

Encl : as above

7/21

		Statement Showing Shareholding Pattern				
	Name of the Company :	**Hindalco Industries Limited**				
	Scrip Code :	500440	BSE	AS ON	30/06/2008	
		HINDALCO	NSE			
Category code	Category of Shareholder	Number of Shareholders	Total number of shares	Number of shares held in dematerialized form	Total shareholding as a percentage of total number of shares	
					As a percentage of(A+B)[1]	As a percentage of (A+B+C)
(A)	Shareholding of Promoter and Promoter Group[2]					
1	Indian					
(a)	Individuals/ Hindu Undivided Family	7	1291496	456829	0.12	0.11
(b)	Central Government/ State Government(s)	0	0	0	0.00	0.00
(c)	Bodies Corporate	14	367999578	242879766	33.57	29.99
(d)	Financial Institutions/ Banks	0	0	0	0.00	0.00
(e)	Any Others (Specify) - Trust	1	16316130	16316130	1.49	1.33
(e-i)					0.00	0.00
(e-ii)					0.00	0.00
	Sub Total(A)(1)	22	385607204	259652725	35.18	31.42
2	Foreign					
a	Individuals (Non-Residents Individuals/ Foreign Individuals)	0	0	0	0.00	0.00
b	Bodies Corporate	0	0	0	0.00	0.00
c	Institutions	0	0	0	0.00	0.00
d	Any Others(Specify)	0	0	0	0.00	0.00
	Sub Total(A)(2)	0	0	0	0.00	0.00
	Total Shareholding of Promoter and Promoter Group (A)= (A)(1)+(A)(2)	22	385607204	259652725	35.18	31.42
(B)	Public shareholding					
1	Institutions					
(a)	Mutual Funds/ UTI	285	54479290	54439158	4.97	4.44
(b)	Financial Institutions / Banks	101	11496618	11414828	1.05	0.94
(c)	Central Government/ State Government(s)	1	287480	0	0.03	0.02
(d)	Venture Capital Funds	0	0	0	0.00	0.00
(e)	Insurance Companies	9	128609415	128603195	11.73	10.48
(f)	Foreign Institutional Investors	240	150456325	150427945	13.73	12.26
(g)	Foreign Venture Capital Investors	0	0		0.00	0.00
(h)	Any Other (specify)				0.00	0.00
(h-i)					0.00	0.00
(h-ii)					0.00	0.00
	Sub-Total (B)(1)	636	345329128	344885126	31.50	28.14
B 2	Non-institutions					
(a)	Bodies Corporate	4152	154743551	153054858	14.12	12.61
(b)	Individuals					
I	Individuals -i. Individual shareholders holding nominal share capital up to Rs 1 lakh	321095	136926383	114871920	12.49	11.16
II	ii. Individual shareholders holding nominal share capital in excess of Rs. 1 lakh.	59	31278253	29860052	2.85	2.55
(c)	Non-Residents Individuals	6350	7743658	4333663	0.71	0.63
(c-i)	Foreign Bodies Corporate	13	32726843	171133	2.99	2.67
(c-ii)	Foreign Nationals		0		0.00	0.00
	Any Other (specify)					
a	shares in Transit	808	1855495	1855495	0.17	0.15
b	Educational Trusts				0.00	0.00
	Sub-Total (B)(2)	332477	365274183	304147121	33.32	29.77
(B)	Total Public Shareholding (B)= (B)(1)+(B)(2)	333113	710603311	649032247	64.82	57.91
	TOTAL (A)+(B)	333135	1096210515	908684972	100.00	89.33
(C)	Shares held by Custodians and against which Depository Receipts have been issued	1	130920053	130920053		10.67
	GRAND TOTAL (A)+(B)+(C)	333136	1227130568	1039605025		100.00

(I) (b) Statement showing shareholding of persons belonging to the category Promoters and Promoters Group

NAME OF THE PROMOTERS	No. of Shares	(%)
IGH HOLDINGS PRIVATE LIMITED	88307573	7.20
TURQUOISE INVESTMENT AND FINANCE P LIMITED	82258728	6.70
TRAPTI TRADING & INVESTMENTS PVT LTD	72144187	5.88
GRASIM INDUSTRIES LTD	29369025	2.39
PILANI INVESTMENT & IND. CORP. LTD.	29185398	2.38
BIRLA INSTITUTE OF TECHNOLOGY AND SCIENCE	21583090	1.76
ADITYA BIRLA NUVO LIMITED	20395162	1.66
UMANG COMM. CO.LTD	18509933	1.51
TRUSTEE HOLDING SHARES UNDER THE SCHEME OF MERGER OF HIL/IGCL/IGFL ON BEHALF OF HINDALCO	16316130	1.33
BIRLA GROUP HOLDINGS PRIVATE LIMITED	4712027	0.38
MANAV INVESTMENT & TRADING CO. LTD.	672571	0.05
KUMAR MANGALAM BIRLA	466140	0.04
HERITAGE HOUSING FINANCE LIMITED	396591	0.03
TGS INVESTMENT AND TRADE PRIVATE LIMITED	365749	0.03
ADITYA VIKRAM KUMAR MANGALAM BIRLA HUF	347097	0.03
RAJASHREE BIRLA	310170	0.03
MANGALAM SERVICES LIMITED	95608	0.01
VASAVADATTA BAJAJ	84919	0.01
NEERJA BIRLA	61740	0.01
KUMAR MANGALAM BIRLA F & N G OF ANANYASHREE BIRLA	19295	0.00
GLOBAL HOLDINGS PRIVATE LIMITED	3936	0.00
KUMAR MANGALAM BIRLA KARTA OF AVKM BIRLA HUF	2135	0.00
TOTAL	**385607204**	**31.42**

HINDALCO INDUSTRIES LIMITED MUMBAI

(I) (C) Statement showing shareholding of persons belonging to the category
" Public and holding more than 1% of the total numbers of shares

SN	Name of shareholders	No of shares	shares as a percentage of total no. of shares i.e.grand total A+B+C) indicated in Statement at para(I)(a) above
1	MORGAN GUARANTY TRUST COMPANY OF NEW YORK, AS	130920053	10.67
2	LIFE INSURANCE CORPORATION OF INDIA	88905701	7.25
3	FRANKLIN TEMPLETON INVESTMENT FUNDS	41063389	3.35
4	LIC OF INDIA - MARKET PLUS	24719986	2.01
5	LIC OF INDIA MONEY PLUS	22907211	1.87
6	BAJAJ ALLIANZ LIFE INSURANCE COMPANY LTD.	13507092	1.10
	TOTAL	322023432	26.24

HINDALCO INDUSTRIES LIMITED MUMBAI

(I)(d) Statement showing details of locked in shares

SN	Name of shareholders	Category of Shareholders (Promoters / Public)	No of locked in shares	shares as a percentage of total no. of shares i.e.grand total A+B+C) indicated in Statement at para(I)(a) above
1	IGH HOLDINGS PRIVATE LIMITED	Promoter	67500000	5.50
Total			67500000	5.50

Note:

Sr. No. 1 holding of promoter group company is locked-in upto 10/04/2010

HINDALCO INDUSTRIES LIMITED MUMBAI

(II)(a) Statement showing details of Depository Receipts (DRs)

SN	Type of outstanding DR (ADR,GDR,SDR,etc)	No of outstanding DRs	No of shares underlying outstanding DRs	shares underlying outstanding DR as a percentage of total no. of shares i.e.grand total A+B+C) indicated in Statement at para(I)(a) above
1	GDR	130920053	130920053	10.67
	Total	130920053	130920053	10.67

HINDALCO INDUSTRIES LIMITED MUMBAI

SN	Notes
1	As per the terms of the Right offer closed in January 2006, the Board of Directors in their meeting held on 31/07/07 decided to send final call notice of Rs 48/- per share. The last date of the call money was fixed on 01/10/2007. The Board of Directors decided to accept payment of call money upto 31/10/2007 without payment of interest. The corporate action for crediting fully paid-up shares has been carried out by the Company on receipt of payment from the shareholders. The total number of shareholders shown in the shareholding pattern were taken considering holding of shreholders separately in fully paid-up and partly paid-up shares.
2	Depository Receipts (as per "C" above) includes 1,000 GDRs held by M/s Surya Kiran Investments PTE Limited, a promoter Group Company, as per disclosure received from them.
3	Shareholding as a percentage of total no. of shares is calculated irrespective of the amount paid on such shares.
4	Holding in partly paid-up shares and fully paid-up shares are considered as two separate folios for the purpose of calculating number of shareholders.

HINDALCO INDUSTRIES LIMITED

MUMBAI

(II)(b) Statement showing holding of Depository Receipts (DRs) where underlying Shares are in excess of 1% of total number of shares

SN	Name of DR holders	Type of outstanding DR (ADR,GDR,SDR,etc)	No of shares underlying outstanding DRs	shares underlying outstanding DR as a percentage of total no. of shares i.e.grand total A+B+C) indicated in Statement at para(I)(a) above
1	Morgan Guarantee Trust Company of New York, as Depository	130920053	130920053	10.67
	Total	130920053	130920053	10.67

HINDALCO INDUSTRIES LIMITED MUMBAI

END